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                                LEHMAN BROTHERS

                                                                  Exhibit (c)(5)

September 9, 1996



Special Committee of the Board of Directors
Arvida/JMB Managers, Inc.
900 North Michigan Avenue
Chicago, Illinois 60611


Members of the Special Committee:

We understand that Arvida/JMB Partners, L.P. (the "Partnership") is considering obtaining a loan (the "Proposed Loan") from Starwood/Florida Funding L.L.C. and/or one or more affiliates or co-investors (individually and collectively "Starwood") in the amount of $160 million in order to effect a leveraged recapitalization of the Partnership (the "Proposed Recapitalization"), pursuant to which, among other things, the holders of units of limited partnership interest ("Units") in the Partnership would receive an immediate distribution of approximately $350 per Unit and retain their Units so as to participate in future cash distributions pursuant to the Partnership's business plan, which contemplates an orderly liquidation of the Partnership's assets commencing in October 1997 and being completed by 2002 (the "Subsequent Liquidation"). Such immediate cash distribution and retained interest are together hereinafter referred to as the "Consideration."

We have been requested by the special committee of the Board of Directors (the "Special Committee") of Arvida/JMB Managers, Inc., in its capacity as general partner of the Partnership (the "General Partner"), to render our opinion as to:
(i) the commercial reasonableness to the Partnership of the financial terms of the Proposed Loan; and (ii) the fairness, from a financial point of view, to the holders of the Units as a class, of the Consideration to be received by such holders pursuant to the Proposed Recapitalization. We have not been requested to opine as to, and our opinion does not in any manner address, the Partnership's underlying business decision to proceed with or effect the Proposed Recapitalization or the Subsequent Liquidation.

In arriving at our opinions, we reviewed and analyzed:

     (i)     the terms of the Proposed Loan;

     (ii) the terms of the Proposed Recapitalization, including the expected cash distributions (both current and future) to holders of Units as a result thereof;
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        (iii)   publicly available information regarding the Partnership set forth in the Partnership's Form 10-Q for the quarter ended June 30, 1996 and Form 10-K for the year ended December 31, 1995;

        (iv) financial and operating information with respect to the business, operations and prospects of the Partnership furnished to us by the Partnership;

        (v) independent appraisals, market studies and other information regarding certain of the Partnership's assets furnished to us by the Partnership or obtained from third parties;

        (vi) a comparison of the financial terms of the Proposed Loan and the Proposed Recapitalization with the financial terms of certain other lending transactions and recapitalizations that we deemed relevant;

        (vii) information regarding secondary market trading volumes and prices of the Units; and

        (viii) information relating to recent third-party tender offers to purchase the Units.

In addition, we have had discussions with the management of the Partnership and the General Partner concerning the Partnership's business, operations, assets, liabilities, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinions without assuming responsibility for the independent verification of such information and have further relied upon the assurances of management of the Partnership and the General Partner that they are not aware of any facts that would make such information inaccurate or misleading in any material respect. With respect to the financial projections of the Partnership, upon advice of the General Partner we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Partnership as to the future financial performance of the Partnership. However, for the purposes of our analysis, and based upon our review of certain independent market data, we also utilized certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the Partnership's projections. In arriving at our opinion, we have not conducted a physical inspection of the Partnership's properties, but have obtained and reviewed existing independent appraisals and market studies of certain of the assets of the Partnership. In addition, in arriving at our opinions you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the making of any loan to, or participating in a recapitalization of, the Partnership. Our opinions are necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

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You have advised us that, based on current circumstances, the members of the
Special Committee currently intend to commence an orderly liquidation of the Partnership's assets in October 1997 and complete that liquidation by 2002. Accordingly, in arriving at our opinion, we have performed a discounted cash flow analysis applied to the cash distributions to be received by holders of the Units based on the financial projections referred to above and the assumption that the Partnership commences and completes the Proposed Recapitalization and Subsequent Liquidation as set forth in such projections. The projected cash distributions to the holders of the Units are based on a series of important assumptions underlying such financial projections, including assumptions as to the prices and other terms for which the Partnership's assets can be sold and the timing of those sales. Many of these assumptions are beyond the control of the Partnership and may or may not prove to be correct. Our opinion is based on the projections and assumptions referred to above with respect to the cash distributions that are projected to be made to the holders of the Units pursuant to the Subsequent Liquidation, and had you provided us with projections and assumptions which were materially different with respect to such cash distributions, our conclusion may have been different.

Subject to and based upon the foregoing, we are of the opinion that, as of the date hereof: (i) the financial terms of the Proposed Loan are commercially reasonable from the standpoint of the Partnership; and (ii) the Consideration to be received by the holders of the Units pursuant to the Proposed Recapitalization is fair, from a financial point of view, to the holders of the Units as a class.

We have acted as financial advisor to the Partnership in connection with the Proposed Recapitalization and will receive a fee for our services which is contingent upon the consummation of the Proposed Recapitalization. In addition, the Partnership has agreed to indemnify us for certain liabilities that might arise out of the rendering of this opinion. We have also performed various investment banking services for affiliates of the Partnership and the General Partner and for affiliates of Starwood in the past and have received customary fees for such services.

This opinion is solely for the use and benefit of the Special Committee and shall not be disclosed publicly or made available to, or relied upon by, any third party without our prior approval.

Very truly yours,

LEHMAN BROTHERS

/s/ Robert C. Lieber
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Managing Director


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